SCHEDULE 13D
                                 (Rule 13-d-101)

Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 ( Amendment No. 1)*

                                 Parentech, Inc.
                      (Formerly Premier Classic Art, Inc.)
                                (Name of Issuer)

                          Common Stock; $.001 par value
                         (Title of Class of Securities)

                                   74047F 10 6
                                 (CUSIP Number)

                      U.S. Small Business Administration as
                                  Receiver for
                           Acorn Technology Fund, L.P.
                      666 Eleventh Street, N.W., Suite 200
                           Washington, D.C. 20001-4552
                                 (202) 272-3540
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74047F 10 6
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY)
    Acorn Technology Fund, L.P.
    22-3541761
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [__]
       (See instructions)                                              (b) [  ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS
    (See Instructions)                             00
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [    ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
--------------------------------- ----------------------------------------------
                                  7) SOLE VOTING POWER
        NUMBER OF SHARES             5,460,000
          BENEFICIALLY            ----------------------------------------------
            OWNED BY              8) SHARED VOTING POWER
              EACH                    -0-
           REPORTING              ----------------------------------------------
             PERSON               9) SOLE DISPOSITIVE POWER
             WITH                     5,460,000
--------------------------------------------------------------------------------
                                  10) SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,460,000
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                       [    ]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.88%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------



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ITEM 1. SECURITY AND ISSUER

         This Amendment to Schedule 13D relates to the common stock, par value $.001 per share of Parentech, Inc. (formerly Premier Classic Art, Inc.), a Delaware corporation ("Parentech"), whose principal executive offices are located at 777 South Highway 101, Suite 215, Solana Beach, CA 92075.

ITEM 2. IDENTITY AND BACKGROUND

         This Amendment to Schedule 13D is being filed by Acorn Technology Fund, L.P. ("Acorn"), a New Jersey limited partnership. Pursuant to an Order of the United States District Court for the Eastern District of Pennsylvania dated January 17, 2003, the Court appointed the U.S. Small Business Administration as Receiver of Acorn, dismissed the officers, directors, managers and general and limited partners of Acorn, including Acorn Technology Partners, LLC, the general partner of Acorn, and instructed the Receiver to assume and control the operation of Acorn and pursue and preserve all of its claims. The address of the U.S. Small Business Administration as Receiver is 666 Eleventh Street, N.W., Suite 200, Washington, D.C. 20001-4552. Acorn has neither been convicted in a criminal proceeding, nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Parentech, Premier Classic Art, Inc.("PCA") and Premier Classic Acquisition Corporation (the "Issuer Sub") entered into an Agreement and Plan of Merger and Reorganization pursuant to which Issuer Sub merged with and into Parentech (the "Merger"). As a result of the Merger, which was effective as of November 6, 2002, each share of Parentech's common and preferred stock was converted into the right to receive 1 1/2 shares of PCA common stock. Acorn previously held shares of common and preferred stock of Parentech and acquired 5,460,000 shares of PCA common stock as a result of the Merger.

         In January 2003, PCA, acting as the sole shareholder of Parentech, merged Parentech into PCA and changed the name of PCA from Premier Classic Art, Inc. to Parentech, Inc.

ITEM 4. PURPOSE OF TRANSACTION

         See Item 3 above. Currently, Acorn has no additional plans or proposals of the type referred to in paragraphs (a) - (j).

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Acorn holds 5,460,000 shares of Parentech common stock, which represents 12.88% of the issued and outstanding shares of Parentech common stock as reported in Parentech's most recent quarterly report dated September 30,



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2003. The U.S. Small Business Administration, in its capacity as Receiver of
Acorn, pursuant to the order of appointment, may also be deemed to be the beneficial owner of such shares.

         (b) The U.S. Small Business Administration, as Receiver of Acorn, may be deemed to have sole power to vote and dispose of 5,460,000 shares of Parentech common stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         (1) Form of Agreement and Plan of Merger and Reorganization dated as of November 1, 2002, among Parentech, Inc., Premier Classic Art, Inc., and Premier Classic Acquisition Corporation.1

         (2) Order for Operating Receivership executed January 17, 2003.

(1) Previously filed with the original Schedule 13D filed by Acorn Technology Fund, L.P. on November 18, 2002 (SEC File No. 05-61199).



                                    SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                            Dated: January 28, 2004


                            UNITED STATES SMALL BUSINESS
                            ADMINISTRATION As Receiver for Acorn
                            Technology Fund, L.P.

                            By:   /s/ Thomas Gordon Morris
                                  ----------------------------------------
                                     Thomas Gordon Morris
                                     Director, Office of SBIC Liquidation
                                     U.S. Small Business Administration

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